Exhibit 99.1

LRAD® Corporation Reports Fiscal First Quarter 2016 Financial Results

Company Repurchased Over 1.0 Million Shares During the Quarter

and

Declares a $0.01 per Share Dividend

SAN DIEGO, CA – February 4, 2016 - LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of Long Range Acoustic Devices® and advanced ONE VOICE® Mass Notification Systems (MNS), today announced financial results for its fiscal first quarter ended December 31, 2015. The Company also declared a $0.01 per share dividend to be paid on March 30, 2016 to shareholders of record at the close of business on March 15, 2016.

Fiscal First Quarter 2016 Financial Summary

●	Revenues: Fiscal first quarter 2016 revenues totaled $2.8 million, compared to $4.4 million reported in the fiscal first quarter of 2015.

o

Revenues were negatively impacted due to the timing of customer orders and deliveries. Shipments during the quarter included follow-on and initial LRAD deliveries for energy security, law enforcement/military police, border/perimeter security, mass notification, U.S. Navy (“Navy”), U.S. Coast Guard (“Coast Guard”), and military vehicle applications.

o	Backlog, at December 31, 2015, scheduled for delivery during the current fiscal year ending September 30, 2016 is approximately $5.2 million.

●

Net Income/Loss: The Company reported a net loss of $380,000, or $0.01 per share, during the fiscal first quarter of 2016, compared with net income of $506,000, or $0.01 per diluted share, during the fiscal first quarter of 2015.

o	The net loss included a $310,000 income tax benefit.

●

Balance Sheet: Cash and cash equivalents totaled $15.6 million at December 31, 2015, a decline from $18.3 million reported at September 30, 2015, primarily due to the use of $1.6 million to repurchase over 1.0 million shares of LRAD common stock, and the movement of $624,000 from cash equivalents to short and long-term marketable securities. Working capital totaled $23.9 million at December 31, 2015, compared to $25.6 million at September 30, 2015, primarily due to the reduction in cash and cash equivalents, and an increase in liabilities due to the dividend declared during the quarter.

“Significant progress was made with various U.S. government departments during a quarter that is generally our slowest,” remarked Tom Brown, President and Chief Executive Officer of LRAD Corporation. “Foremost, we executed a contract modification with the Navy that allows the U.S. Army (“Army”) to purchase LRAD systems and accessories under our existing contract. This significant modification permits us to fulfill certain Army orders without going through a new Request for Proposal (“RFP”) process.”

“Additionally we responded to a RFP from the Military Sea Lift Command for the Navy and Coast Guard that is expected to be awarded in April, and a Request for Information (“RFI”) for Acoustic Hailing Devices (“AHDs”) mounted on Common Remotely Operated Weapon Stations (“CROWS”) for Escalation of Force (“EOF”) capabilities,” Brown continued. “We also developed a new helicopter mount for the National Guard and U.S. State Department (“State Department”), and delivered several orders to the Coast Guard and State Department.”

Select Operating and Business Highlights

●	Executed a contract modification with the Navy that allows the Army to purchase LRAD AHDs under an existing firm-fixed-price, indefinite-delivery/indefinite-quantity contract.

●	Received orders including $710,000 for Latin American prison security, and $735,000 of opening orders for perimeter security and public safety in Asia and the U.S.

●

Repurchased 1,031,208 shares at an average price of $1.59 during fiscal first quarter of 2016, bringing the total repurchases to $3.7 million out of $4.0 million approved for this program. The Board of Directors initiated a new share repurchase program for calendar year 2016 to repurchase up to an additional $4.0 million of LRAD outstanding common shares.

“Despite lower revenues in the quarter, we are encouraged with the substantial increase in LRAD activity by the U.S. military, and with recently announced orders,” concluded Brown. “We’ve invested for a strong fiscal 2016 and fiscal year-over-year revenue growth. With the extensive business opportunities and applications we see for LRAD in 2016 and beyond, we continue to work to create shareholder value by growing fiscal year revenues, paying dividends and repurchasing shares under our stock buyback program.”

Webcast and Conference Call Details

Management will host a conference call to discuss fiscal first quarter 2016 financial results this afternoon at 4:30 p.m. E.T. To access the conference call, dial toll-free 888-567-1603, or toll/international at 862-255-5347. A webcast will also be available at the following link: https://www.webcaster4.com/Webcast/Page/1375/12778. A replay of the call will be available approximately four hours after the call concludes, and remain available for 90 days at the aforementioned webcast link. Questions to management may be submitted before or during the call by emailing them to: investor@lradx.com.

About LRAD Corporation

LRAD Corporation designs, manufactures and markets its proprietary Long Range Acoustic Devices® and advanced ONE VOICE® mass notification systems to save lives. LRAD systems are in service in more than 70 countries around the world in diverse applications including mass notification and public address, fixed and mobile defense deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communication, asset protection, and wildlife control and preservation. For more information, please visit www.lradx.com.

Important Additional Information

This release may be deemed to be solicitation material in respect of a proxy contest for the election of directors to the Board of Directors of the Company. The Company will be filing a revised proxy statement with the Securities and Exchange Commission (the “SEC”). STOCKHOLDERS ARE URGED TO READ THE REVISED PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to receive the revised proxy statement and other relevant documents free of charge at the SEC’s website at www.sec.gov, or upon written request to the Secretary of LRAD Corporation at 16990 Goldentop Road, Ste. A, San Diego, California 92127.

Participants in Solicitation

The Company and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of a proxy contest for the election of directors to the Board of Directors of the Company. Information concerning these participants is set forth in a preliminary proxy statement relating to the Company’s 2016 Annual Meeting of Stockholders as filed with the SEC on January 29, 2016, and the Company’s 2015 Annual Report on Form 10-K/A, as filed with the SEC on the date of this release. Additional information regarding the interests of participants in the solicitation of proxies in respect of the 2016 Annual Meeting of Stockholders and other relevant materials, including the Company’s revised proxy statement, will be filed with the SEC when they become available.

Forward-looking Statements

Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2015. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

Company Contact

E. Brian Harvey

Director, Investor Relations and Capital Markets

858.753.8974

ebharvey@lradx.com

LRAD Corporation and Subsidiary
Consolidated Balance Sheets
(000's omitted)

	December 31,
	2015	September 30,
	(Unaudited)	2015

ASSETS
Current assets:
Cash and cash equivalents	$15,583	$18,316
Short-term marketable securities	2,642	1,252
Accounts receivable	1,942	2,116
Inventories, net	5,214	4,926
Prepaid expenses and other	448	566
Total current assets	25,829	27,176
Long-term marketable securities	2,277	3,047
Deferred tax assets	8,650	8,339
Property and equipment, net	488	472
Intangible assets, net	58	59
Prepaid expenses and other - noncurrent	532	579
Total assets	$37,834	$39,672

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$478	$704
Accrued liabilities	1,454	871
Total current liabilities	1,932	1,575
Other liabilities - noncurrent	151	148
Total liabilities	2,083	1,723
Total stockholders' equity	35,751	37,949
Total liabilities and stockholders' equity	$37,834	$39,672

LRAD Corporation and Subsidiary
Consolidated Statements of Operations
(000's omitted except share and per share amounts)
(Unaudited)

	Three months ended
	December 31,
	2015	2014

Revenues	$2,821	$4,385
Cost of revenues	1,523	2,026
Gross profit	1,298	2,359

Operating expenses:
Selling, general and administrative	1,460	1,402
Research and development	561	477
Total operating expenses	2,021	1,879

(Loss) income from operations	(723)	480
Other income	33	26
(Loss) income from operations before income taxes	(690)	506
Income tax benefit	(310)	-
Net (loss) income	$(380)	$506

Net (loss) income per common share:
Basic	$(0.01)	$0.02
Diluted	$(0.01)	$0.01
Weighted average common shares outstanding:
Basic	32,462,220	33,236,489
Diluted	32,462,220	33,785,996
Cash dividends declared per common share	$0.01	$-